UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Synalloy Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

871565107

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road

Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871565107	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 757,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 757,308
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,308
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 871565107	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 774,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 774,308
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,308
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 871565107	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 774,308
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 774,308
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,308
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 871565107	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on September 19, 2016 (the “Schedule 13D”), with respect to the Common Stock, par value $1.00 per share (the “Common Stock”), of Synalloy Corporation, a Delaware corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price of the 774,308 shares of Common Stock beneficially owned by the Reporting Persons is approximately $5,806,873.09 not including brokerage commissions, which was funded with partnership funds of Privet Fund LP. Privet Fund LP effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby amended and restated in their entirety to read as follows:

(a) As of the date of this filing, the Reporting Persons beneficially own 774,308 shares (the “Shares”), or approximately 8.9%, of the outstanding Common Stock of the Corporation (calculated based on information included in the Form 10-K filed by the Corporation for the fiscal year ended December 31, 2016, which reported that 8,678,622 shares of Common Stock were outstanding as of March 10, 2017).

(c) Except as set forth on Schedule 1 hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

CUSIP No. 871565107	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2017	PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

/s/ Ryan Levenson
Ryan Levenson

CUSIP No. 871565107	Page 7 of 7 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Privet Fund LP (1)
Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share(2)
1/23/2017	Purchase	1,470	$11.1000 (3)
1/24/2017	Purchase	10,281	$11.4763 (4)
3/14/2017	Purchase	58,795	$10.7859 (5)
3/16/2017	Purchase	5,000	$10.7680 (6)

(1)	Not including any brokerage fees.
(2)	The price per share reported is a weighted average price. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (3)-(6) to this Schedule 13D.
(3)	These shares were purchased at prices ranging from $11.05-$11.10, inclusive.
(4)	These shares were purchased at prices ranging from $11.30-$11.50, inclusive.
(5)	These shares were purchased at prices ranging from $10.50-$10.85, inclusive.
(6)	These shares were purchased at prices ranging from $10.50-$10.90, inclusive.